111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-4340 / Fax 617-954-7723

April 26, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Sarbanes-Oxley Review of the Annual Reports for MFS Series Trust I (File Nos. 33-7638; 811-4777), MFS Series Trust II (File Nos. 33-7637; 811-4775), MFS Series Trust III (File Nos. 2-60491; 811-2794), MFS Series Trust IV (File Nos. 2-54607; 811-2594), MFS Series Trust V (File Nos. 2-38613; 811-2031), MFS Series Trust VI (File Nos. 33-34502; 811-6102), MFS Series Trust VII (File Nos. 2-68918; 811-3090), MFS Series Trust VIII (File Nos. 33-37972; 811-5262), MFS Series Trust IX (File Nos. 2-50409, 811-2464), MFS Series Trust X (File Nos. 33-1657; 811-4492), MFS Series Trust XI (File Nos. 33-68310; 811-7992), MFS Series Trust XII (File Nos. 333-126328; 811-21780), MFS Series Trust XIII (File Nos. 2-74959; 811-3327); MFS Series Trust XIV (File No. 811-22033), MFS Series Trust XV (File Nos. 2-96738; 811-4253),  MFS Series Trust XVI (File Nos. 2-36431; 811-2032), Massachusetts Investors Growth Stock Fund (File Nos. 2-14677; 811-859), Massachusetts Investors Trust (File Nos. 2-11401; 811-203), MFS California Municipal Fund (File Nos. 333-84993; 811-9537), MFS Charter Income Trust (File Nos. 33-29012; 811-5822), MFS Government Markets Income Trust (File Nos. 33-12945; 811-5078), MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754), MFS High Yield Municipal Trust (File Nos. 33-77261; 811-4992), MFS Intermediate High Income Fund (File Nos. 333-85901; 811-5567), MFS Intermediate Income Trust (File Nos. 33-19364; 811-5440), MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785), MFS Multimarket Income Trust (File Nos. 33-11246; 811-4975), MFS Municipal Income Trust (File Nos. 33-8850; 811-4841), MFS Special Value Trust (File Nos. 33-31346; 811-5912), MFS Municipal Series Trust (File Nos. 2-92915; 811-4096) and MFS Institutional Trust (File Nos. 33-37615; 811-6174) (collectively, the "Registrants" or "Trusts" and each, a "Registrant" or "Trust")

Ladies and Gentlemen:

This letter sets forth our responses to your comments provided during a conference call on March 31, 2016 with respect to your review of the Annual Reports to Shareholders filed by the Registrants.

Securities and Exchange Commission
April 26, 2016

Comments

1. Comment:	For fiscal years ended December 31, 2015, 2014, and 2013, the portfolio composition for MFS New Discovery Value Portfolio ("VDV"), a series of MFS Variable Insurance Trust III, includes 34.4%, 34.8%, and 28.1% equity investment in the financial services sector, respectively. Please explain in your responses whether VDV as a principal investment strategy invests in the financial services sector. If so, please consider reflecting such investment strategy in the principal investment strategy and risk sections of the fund's prospectus.

Response:	It is not a principal investment strategy of VDV to invest in the financial services sector. Massachusetts Financial Services Company ("MFS") normally invests VDV's assets primarily in equity securities of companies with small capitalizations with a focus on value companies. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. VDV's sector allocation is a result of the then-current investment opportunities identified by the fund's portfolio manager pursuant to VDV's identified investment strategy, as opposed to a principal investment strategy of VDV to focus its investments on companies in the financial services sector. Accordingly, VDV's investments in the sector will vary over time depending on the portfolio manager's then-current view of the investment opportunities presented by such sector. Therefore we do not believe it is appropriate to include investing in the financial services sector as a principal investment strategy or risk in the prospectus of VDV.

2. Comment:	For each of MFS Low Volatility Equity Fund ("LVU"), a series of MFS Series Trust I and MFS Low Volatility Global Equity Fund ("LVO"), a series of MFS Series Trust I, the contractual management fees set forth in the Annual Fund Operating Expenses table in the prospectus dated December 29, 2015 do not correspond to the contractual management fees disclosed in the Transactions with Affiliates note in the Notes to Financial Statements for the Annual Reports filed for the fiscal year ended August 31, 2015. Please explain.

Response:	As disclosed in the Management of the Fund-Investment Adviser section of the prospectus dated December 29, 2015 for each of LVU and LVO, effective December 29, 2015 the terms of the investment advisory agreement for each fund were amended. The amended contractual management fee is reflected in the Annual Fund Operating Expenses table in the December 29, 2015 prospectus for LVO and LVU and the narrative preceding the table states that expenses have been adjusted to reflect the management fee set forth in the fund's investment advisory agreement with MFS.

Securities and Exchange Commission
April 26, 2016

3. Comment:	Please explain in your responses whether any (i) expenses reimbursed to a fund pursuant to an expense limitation arrangement between the fund and MFS and (ii) temporary reductions in management fees charged to a fund pursuant to a written agreement between the fund and MFS are subject to recapture by MFS.

Response:	Expenses reimbursed to a series of a Trust (each, a "Fund") pursuant to annual expense limitation arrangements between the Fund and MFS and temporary reductions in management fees pursuant to a written agreement between the Fund and MFS are not subject to a recapture agreement or similar arrangement.

4. Comment:	Please explain in your responses whether any fund is permitted to engage in purchase and sale transactions ("cross-trades") with other funds and accounts pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended, and, if so, whether the fund discloses cross-trades as a related-party transaction in the Notes to Financial Statements.

Response:	MFS has included disclosure regarding the total purchases, total sales and net realized gain or loss related to its cross-trades in the Transactions with Affiliates portion of applicable Fund financial statements commencing with the Annual and Seminannual Reports for funds with a fiscal year end or semi-annual period end of February 29, 2016.

5. Comment:	Please file a letter with "Tandy" representations in connection with the comment process for the above-referenced filings.

Response:	As requested, in connection with the above-referenced filings, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

Securities and Exchange Commission
April 26, 2016

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

KRISTIN V. COLLINS
Kristin V. Collins
Assistant Secretary